FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 24, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is August 24, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the granting of incentive stock options.

Item 5.	Full Description of Material Change

The Issuer reports that, pursuant to its 2006 Incentive Stock Option Plan, it has granted options to purchase up to 4,700,000 common shares to directors, officers, employees and consultants. The options are exercisable at a price of $3.17 per share for a period of 5 years ending on August 24, 2017 and vest as to 1/3 on August 24, 2012, a further 1/3 on August 24, 2013 and the balance on August 24, 2014.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

August 27, 2012